February 19, 2003

Re:	FMI Mutual Funds, Inc.

In response to item 77c we incorporate by reference from proxy material filed on submission type DEF 14A on August
19, 2002 for file #811-04722 Accession number 0000897069-02-
000621.

In response to matters submitted to a shareholder vote, a Special meeting of shareholders of the FMI Mutual Funds, Inc. was held on September 9, 2002 the following matters were approved as follows for the FMI AAM Palm Beach Total Return Fund (the "Total Return Fund"):

1.	With respect to the Total Return Fund, a proposal to
approve a new sub-advisory agreement. The new sub-advisory agreement contains substantially the same terms and conditions as the prior sub-advisory agreement other than the compensation rate and the portion of any fee waiver or expense reimbursement by the investment adviser that the portfolio manager is obligated to pay for the Total Return Fund as follows:

	Affirmative		250,612.430
	Against		    637.678
	Abstain		      0.000
	Total			251,250.108

2.	With respect to the Total Return Fund, a proposal to
approve an amended investment advisory agreement. The amended investment advisory agreement contains substantially the same terms and conditions as the existing investment advisory agreement other than the compensation rate and the reimbursement obligations of the investment adviser for the Total Return Fund as follows:

	Affirmative		250,612.430
	Against		    637.678
	Abstain		      0.000
	Total			251,250.108

3. With respect to the Total Return Fund, a proposal to approve the Fund becoming a non-diversified Fund. The Fund becoming a non-diversified Fund, then we will no longer be subject to the diversification requirement. This means that we will be able to invest in fewer securities than a diversified Fund, and our investment in any one issuer will be subject only to certain limitations of the Internal Revenue Code for the Total Return Fund as follows:

	Affirmative		244,252.942
	Against		  6,507.760
	Abstain		    589.406
	Total			251,250.108